SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 13 March 2020
Exhibit 1.2	BP Annual Report and Form 20-F 2019 dated 18 March 2020
Exhibit 1.3	BP p.l.c. Notice of Annual General Meeting 2020 dated 27 March 2020
Exhibit 1.4	Total Voting Rights dated 31 March 2020
Exhibit 1.5	Director/PDMR Shareholding dated 31 March 2020

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.182	100

d)	Aggregated information - Volume - Price - Total	100 £3.182 £318.20
e)	Date of the transaction	10 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.182	98

d)	Aggregated information - Volume - Price - Total	98 £3.182 £311.84
e)	Date of the transaction	10 March 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the BP Annual Report and Form 20-F 2019 has been published. This document is publicly available via a direct link at www.bp.com/annualreport. This follows the release on 4 February 2020 of the Company's unaudited Fourth Quarter and Full Year 2019 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 18 March 2020 the Company submitted a copy of the BP Annual Report and Form 20-F 2019 to the National Storage Mechanism.

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The BP Annual Report and Form 20-F 2019 will be delivered to the Registrar of Companies in due course and copies of this document may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Disclosure Guidance and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2019. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2019.

The extracts from BP Annual Report and Form 20-F 2019 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances  - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside of the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2019.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2019 are contained in the BP Annual Report and Form 20-F 2019. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 132-145 of the BP Annual Report and Form 20-F 2019. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 128 of the BP Annual Report and Form 20-F 2019. This statement relates solely to the BP Annual Report and Form 20-F 2019 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Statement of directors' responsibilities

The directors confirm that to the best of their knowledge:

●       The consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

●       The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company.

●       The management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

Helge Lund
Chairman
18 March 2020

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out on pages 70-71 of the BP Annual Report and Form 20-F 2019. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2019:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks

Prices and markets - our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.

Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas or alternative low carbon energy sources, technological change, global economic conditions, public health situations and the influence of OPEC can impact supply and demand and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic oversupply or supply tightness in regional markets and fluctuations in demand.

Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.

Renewing our reserve base depends on our ability to continually replenish future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located, unsuccessful exploration activity and increasing technical challenges and capital commitments may adversely affect our reserve replacement. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.

We face challenges in developing major projects, particularly in geographically and technically challenging areas. Poor investment choice, efficiency or delivery, or operational challenges at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.

We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war and public health situations (including an outbreak of an epidemic or pandemic) may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required. Events in or relating to Russia, including trade restrictions and other sanctions, could adversely impact our income and investment in or relating to Russia. Our ability to pursue business objectives and to recognize production and reserves relating to these investments could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.

Failure to accurately forecast or work within our financial framework could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered, divestments may not be successfully completed and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our financial liquidity and our credit ratings. Credit ratings downgrades could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity.

Credit rating downgrades could also trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 301 and Financial statements - Note 29.

Joint arrangements and contractors - varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.

We conduct many of our activities through joint arrangements, associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cyber security - breach or failure of our or third parties' digital infrastructure or cyber security, including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.

The oil and gas industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. A breach or failure of our or third parties' digital infrastructure - including control systems - due to breaches of our cyber defences, or those of third parties, negligence, intentional misconduct or other reasons, could seriously disrupt our operations. This could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and legal liability. Furthermore, the rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and co-ordinated means, is a challenge and any delay or failure to detect could compound these potential harms. These could result in significant costs including fines, cost of remediation or reputational consequences.

Climate change and the transition to a lower carbon economy - policy, legal, regulatory, technology and market developments related to the issue of climate change could increase costs, reduce demand for our products, reduce revenue and limit certain growth opportunities.

Laws, regulations, policies, obligations, social attitudes and customer preferences relating to climate change and the transition to a lower carbon economy could have an adverse impact on our business (including increased costs from compliance, litigation, and regulatory or litigation outcomes), and could lead to constraints on production and supply and access to new reserves and a decline in demand for certain products.

Technological improvements or innovations that support the transition to a lower carbon economy, and customer preferences or regulatory incentives that alter fuel or power choices, could impact demand for oil and gas. Depending on the nature and speed of any such changes and our response, this could adversely affect the demand for our products, investor sentiment, our access to capital markets, our competitiveness and financial performance. Policy, legal regulatory, technological and market developments related to climate change could also affect future price assumptions used in the assessment of recoverability of asset carrying values including goodwill, the judgement as to whether there is continued intent to develop exploration and appraisal intangible assets, the timing of decommissioning of assets and the useful economic lives of assets used for the calculation of depreciation and amortization. See Financial statements - Note 1 and Environment on page 40.

Competition - inability to remain efficient, maintain a high-quality portfolio of assets, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.

Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high-quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining, manufacturing, renewable energy, new technologies or customer offer that lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property. Our industry faces increasing challenge to recruit and retain diverse, skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - failure to address an incident effectively could potentially disrupt our business.

Our business activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.

BP generally purchases insurance only in situations where this is legally and contractually required. Some risks are insured with third parties and reinsured by group insurance companies. Uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.

Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Failure to meet product quality specifications could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Safety and operational risks

Process safety, personal safety, and environmental risks - exposure to a wide range of health, safety, security and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.

Technical integrity failure, natural disasters, extreme weather or a change in its frequency or severity, human error and other adverse events or conditions, including breach of digital security, could lead to loss of containment of hydrocarbons or other hazardous materials. This could also lead to constrained availability of resources used in our operating activities, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline. There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities, including acquired businesses will be conducted in conformance with these systems. See Safety and security on page 45.

Such events or conditions, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. As a result we could face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events or conditions could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties could impact drilling and production activities.

Our activities require high levels of investment and are sometimes conducted in challenging environments such as those prone to natural disasters and extreme weather, which heightens the risks of technical integrity failure. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations or stop production because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Compliance and control risks

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, could damage our reputation, result in litigation, regulatory action and penalties.

Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new growth opportunities.

Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those imposed on similar commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest  or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group. Following the Gulf of Mexico oil spill, we may be subjected to a higher level of fines or penalties imposed in relation to any alleged breaches of laws or regulations, which could result in increased costs.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.

We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss, fines and potentially damaging our reputation. See Financial statements - Note 29.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out on pages 189-191 and page 321 of the BP Annual Report and Form 20-F 2019. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2019:

Extract from Note 16 Investments in joint ventures, BP Annual Report and Form 20-F 2019, page 189:

Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2019		2018		2017
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	4,884	431	4,603	251	3,578	352

						$ million
Purchases from joint ventures		2019		2018		2017
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	1,812	225	1,336	300	1,257	176

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 17 Investments in associates, BP Annual Report and Form 20-F 2019, page 191:

Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2019		2018		2017
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	1,544	243	2,064	393	1,612	216

						$ million
Purchases from associates		2019		2018		2017
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
Crude oil and oil products, natural gas, transportation tariff	9,503	1,641	14,112	2,069	11,613	1,681

In addition to the transactions shown in the table above, in 2018 BP acquired a 49% stake in LLC Kharampurneftegaz, a Rosneft subsidiary, which will develop subsoil resources within the Kharampurskoe and Festivalnoye licence areas in Yamalo-Nenets Autonomous Okrug in northern Russia. BP's interest in LLC Kharampurneftegaz is accounted for as an associate.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of purchases from associates relate to crude oil and oil products transactions with Rosneft. Sales to associates are related to various entities.

BP has commitments amounting to $11,198 million (2018 $11,303 million), primarily in relation to contracts with its associates for the purchase of transportation capacity. For information on capital commitments in relation to associates see Note 13.

Extract from BP Annual Report and Form 20-F 2017, page 321:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 16 and Note 17. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2019 to 3 March 2020.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

For a full glossary of terms, see BP Annual Report and Form 20-F 2019, pages 337-343.

1.     Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F 2019, pages 2-3:

Dear fellow shareholders,

In a world of change, BP is also changing. We enter a new decade with a new company purpose: to reimagine energy for people and our planet. We have also set a new ambition: to become a net zero company by 2050 or sooner, and to help the world get to net zero. And to lead and deliver on both we have a new chief executive officer, Bernard Looney, who took on the role on 5 February 2020.

Evolving for an uncertain world

This is a new direction for BP, and it is only possible because of the foundation laid by Bob Dudley. Bob served as BP's group chief executive with distinction for almost a decade, and he and his team deserve our considerable thanks for guiding BP to a position of operational and financial strength and deepened resilience in a world that is increasingly uncertain.

The market turbulence currently facing the world is one example of that uncertainty. Though BP can't control the markets, we can prepare for turbulence when it comes. Thanks to the work done by BP to drive down costs and raise efficiency, we are prepared.

At these times, BP's 110-year history of navigating uncertainty is also reassuring. Your company has anticipated and responded to change many times over. Indeed, throughout 2019 your board has focused on evolving BP's strategy and portfolio to address the challenges of tomorrow. This focus has included ensuring the smooth transition in leadership from Bob to Bernard, followed by regular engagement by the board with Bernard and his new leadership team to develop BP's purpose and net zero ambition. This is a process which has been supported by our dialogue with investors, governments, employees and other key stakeholders.

Our enduring commitments

BP is now set for a future that is different to its past, but some things won't change. BP's values-based culture will be maintained and further developed. BP's purpose and ambition reflect its culture, and together they position BP well to develop as an increasingly sustainable company.

Our commitment to safe and reliable operations will remain paramount. BP's safety performance has seen near continuous improvement since 2010, and we must continue to learn and improve. We believe that the new organizational structure BP set out last month will help to reinforce this commitment.

As well as our enduring commitment to safety, BP's commitment to its relationships and partnerships will not change, including with governments around the world. BP intends to use its energy market experience, skills and technology to help countries, cities and corporations decarbonize, while at the same time building a thriving, lower carbon energy business.

BP's new ambition also gives us extra reason to maintain the capital discipline and focus that has served the company so well. We can only reimagine energy if we generate the cash needed to manage the balance sheet, invest in new low carbon businesses, and continue to pay the dividend on which you, our owners, depend. That is how we will meet our ambition. It is something that I, together with the BP board, look forward to working on with Bernard and his executive team.

Our focus throughout 2020

One of the focal points for the board in 2020 will be BP's capital markets day in September, when Bernard and his leadership team will lay out more detail about the strategy, near-term targets and ways to measure progress. It will be the moment the vision and ambition set out in February becomes much more concrete. We will do this while ensuring that we maintain a strong focus on high quality and efficient operations and on delivering the promises we have made to our investors.

My thanks to you all

In addition to thanking Bob, two other departing senior leaders deserve a special mention - chief financial officer Brian Gilvary, who has decided to step down from the board in June after eight years in the job, and Downstream chief executive Tufan Erginbilgic, who leaves BP at the end of March. On behalf of the board, I extend my thanks and my deep appreciation for the profound contributions they each made during an important period for the company.

Of course, each of our employees has a very important role to play in BP's progress, and they should be recognized. On behalf of the board I extend my sincere thanks to all our people for a job well done in 2019.

Today BP's engagement with its customers, suppliers, shareholders, employees and others is wider and deeper than ever, but it has to further develop as we progress on our journey. I therefore want to use this opportunity to thank you, BP shareholders, for your continued support and engagement during 2019, including through your votes at our AGM in May. Your challenge and input have been important in our effort to set a new strategic direction. I look forward to continuing our dialogue.

Helge Lund
Chairman
18 March 2020

2.     Extracted in full and unedited text from the Chief executive officer's letter, BP Annual Report and Form 20-F 2019, page 4:

Dear fellow shareholders,

It is a privilege to have been asked to lead your company. And it is a responsibility  I could barely have imagined when I joined BP as a drilling engineer 28 years ago. I quickly came to love our company and I do so more today than ever. You have my assurance that with my colleagues' support, we will work together so that BP continues to deliver for you for decades to come.

A resilient company

[Reference to market latest to go here]

BP is in good shape for the demands and opportunities ahead, and I believe that is the best possible tribute to Bob Dudley's leadership over the past decade. From the Deepwater Horizon accident and through one of the biggest-ever oil price corrections, Bob's steady hand guided BP through recovery and back to growth.

We are now safer, stronger and more disciplined. And we continue to deliver the plan we put forward in 2017. We closed 2019 with 12 consecutive quarters of results delivering what we set out.

● We made an underlying profit of $10 billion in 2019.

● Operating cash flow was strong at $26 billion for the year.

●  That gave us the confidence to increase our dividend, which currently stands at 10.5c per ordinary share.

During 2019, two colleagues sadly lost their lives while working at BP. My heart goes out to their families and friends. We must learn from these tragedies and continue to make BP safer. I believe that we can build on progress that last year saw our lowest-ever figure for BP people getting hurt at work (our recordable injury frequency measure).

Reimagining energy

BP is now embarking on a period of change to best serve our new purpose and to deliver our new ambition: to be net zero by 2050 or sooner and to help the world get to net zero.

I see huge opportunity for BP given  our distinctive combination of reach, resources and relationships. The world will need to invest trillions of dollars in new energies over the next several decades. We have the skill and the  will to help the world deliver a rapid energy transition.

Reinventing BP

Following the announcement of our new purpose and ambition in February, we are now embarking on a fundamental reorganization of BP. Our current upstream-downstream structure has served us well for over a century, but I believe we now need a different model for the rapidly changing demands of the future. We need an agile, highly integrated structure that is more focused than ever on our core capabilities in operations, customers, low carbon and innovation. The leadership team is working with the board to develop this structure, along with a new strategy and near-term targets, which we intend to share with you in September 2020.

Performing while transforming

This may be our most wide-ranging reorganization for more than a century, but I want to assure you of our commitment to perform as we transform. Among many significant changes, however, there will be no change to the fundamental principles that have served us well over the last decade.

Above all, our commitment to safe and reliable operations remains unchanged. Safety will always be a BP core value and we believe that the new structure we are introducing will further strengthen our safety performance.

Our investor proposition will remain unchanged as we lay out new near-term plans later this year. This includes our commitment to growing sustainable free cash flow and returns to shareholders over the long term.

We will continue to maintain a strong financial frame, including a focus on deleveraging our balance sheet and staying within a disciplined frame for  our capital expenditure.

We will also continue to focus on managing costs, pursuing efficiencies  and driving waste out of the system.

A force for good and competitive returns

This new decade is a pivotal time for BP as we transform ourselves for the future. We will continue to be an energy business, but a very different kind of energy business in years to come. We may not get everything right along the way and will need to listen and learn  from others, not least you, our owners.

But with your continued support we expect to become leaner, faster-moving, lower carbon - and more valuable.

Our destination is a thriving, sustainable energy business in a net zero world. One that is a motivating and inspiring place to work for our employees. That is wanted as well as needed by society. And one that is valued by you, our shareholders, as a force for good as well as a provider of competitive returns.

Bernard Looney
Group chief executive
18 March 2020

3.     Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F 2019, pages 36-38:

Financial and operating performance

	$ million except per share amounts
	2019	2018	2017
Profit before interest and taxation	11,706	19,378	9,474
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(3,552)	(2,655)	(2,294)
Taxation	(3,964)	(7,145)	(3,712)
Non-controlling interests	(164)	(195	(79)
Profit for the yearb	4,026	9,383	3,389
Inventory holding (gains) losses, before tax	(667)	801	(853)
Taxation charge (credit) on inventory holding gains and losses	156	(198)	225
RC profit	3,515	9,986	2,761
Net (favourable) adverse impact of non-operating items and fair value accounting effects before tax	8,263	3,380	3,730
Taxation charge (credit) on non-operating items and fair value accounting effects	(1,788)	(643)	(325)
Underlying RC profit	9,990	12,723	6,166
Dividends paid per share - cents	41.0	40.5	40.0
- pence	31.977	30.568	30.979

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

b  Profit (loss) attributable to BP shareholders.

Results
Profit for the year ended 31 December 2019 attributable to BP shareholders was $4.0 billion, compared with $9.4 billion in 2018. Excluding inventory holding gains, replacement cost (RC) profit was $3.5 billion, compared with $10.0 billion in 2018.

After adjusting RC profit for a net charge for non-operating items of $7.2 billion and net favourable fair value accounting effects of $0.7 billion (both on a post-tax basis), underlying RC profit for the year ended 31 December 2019 was $10.0 billion, a decrease of $2.7 billion compared with 2018. The decrease was predominantly due to lower oil and gas prices in the Upstream segment and a significantly weaker environment in the Downstream segment.

Profit for the year ended 31 December 2018 attributable to BP shareholders was $9.4 billion, including inventory holding losses, RC profit was $10.0 billion. After adjusting RC profit for a net charge for non-operating items of $2.8 billion and net favourable fair value accounting effects of $68 million (both on a post-tax basis), underlying RC profit for the year ended 31 December 2018 was $12.7 billion. This reflected higher oil prices, record plant reliability and the benefit of new major projects start-ups in Upstream; stronger refining margins and strong fuels marketing growth in Downstream; and higher oil prices in Rosneft segment.

Non-operating items
The net charge for non-operating items was $7.2 billion after tax in 2019, mainly related to impairment charges, principally resulting from the announcements to dispose of certain assets in the US and reclassification of accumulated foreign exchange losses from reserves to the income statement on the formation of the BP Bunge Bioenergia joint venture.

The net charge for non-operating items was $2.8 billion post-tax in 2018, mainly related to additional charges for the Gulf of Mexico oil spill, environmental and other provisions, and further restructuring costs.

More information on non-operating items and fair value accounting effects can be found on pages 300 and 344.

Taxation
The charge for corporate income taxes was $3,964 million in 2019 compared with $7,145 million in 2018. The decrease mainly reflects the lower level of profit in 2019. The effective tax rate (ETR) on the profit or loss for the year was 49% in 2019 and 43% in 2018. The ETR for both years was impacted by various one-off items.

Adjusting for inventory holding impacts, non-operating items and fair value accounting effects, the underlying ETR was 36% in 2019 (2018 38%). The lower underlying ETR in 2019 compared with 2018 reflects the reassessment of the recognition of deferred tax assets. In the current environment, the underlying ETR in 2020 is expected to be lower than 40%.

Cash flow and net debt information

			$ million
	2019	2018	2017
Operating cash flow excluding Gulf of Mexico oil spill paymentsa	28,199	26,091	24,098
Operating cash flow	25,770	22,873	18,931
Net cash used in investing activities	(16,974)	(21,571)	(14,077
Net cash used in financing activities	(8,817)	(4,079)	(3,296
Cash and cash equivalents at end of year	22,472	22,468	25,586
Capital expenditure
Organic capital expenditure	(15,238)	(15,140)	(16,501
Inorganic capital expenditure	(4,183)	(9,948)	(1,339
	(19,421)	(25,088)	(17,840
Gross debt	67,724	65,132	62,574
Net debt	45,442	43,477	37,819
Gross debt ratio (%)	40.2%	39.3%	38.6%
Nebt debt ratio (%)	31.1%	30.0%	27.0%

a This does not form part of BP's Annual Report on Form 20-F as filed with the SEC.

Operating cash flow
Operating cash flow for the year ended 31 December 2019 was $25.8 billion, $2.9 billion higher than 2018. Operating cash flow in 2019 reflects $2.7 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill. Compared with 2018, operating cash flows in 2019 also reflected the favourable effect of an estimated $2.0 billion of lease payments being classified as financing cash flows from 1 January 2019 following the implementation of IFRS 16.

Movements in working capital adversely impacted cash flow in the year by $2.9 billion, including an adverse impact on working capital from the Gulf of Mexico oil spill of $2.6 billion. BP actively manages its working capital balances to optimize and reduce volatility in cash flow.

Operating cash flow for the year ended 31 December 2018 was $22.9 billion, reflecting $3.5 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill.

Movements in working capital adversely impacted cash flow in the year by $4.8 billion. There was an adverse impact on working capital from the Gulf of Mexico oil spill of $3.1 billion. Other working capital effects, principally an increase in other current and non-current assets partially offset by a decrease in inventory, had an adverse effect of $1.7 billion.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2019 decreased by $4.6 billion compared with 2018.

The decrease mainly reflected the phasing of the payments to BHP for the Petrohawk acquisition.

Total capital expenditure for 2019 was $19.4 billion (2018 $25.1 billion), of which organic capital expenditure was $15.2 billion (2018 $15.1 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations. We expect 2020 organic capital expenditure to remain towards the lower end of our $15-17 billion range.

Total divestment and other proceeds for 2019 amounted to $2.8 billion including $0.6 billion received in relation to the sale of a 49% interest in BP's retail property portfolio in Australia, shown within financing activities in the group cash flow statement. Total divestment and other proceeds for 2018 amounted to $3.5 billion including a $0.6 billion loan repayment, relating to the refinancing of Trans Adriatic Pipeline AG.

BP expects to meet its target of $10 billion proceeds by end-2020 and expects to announce a further $5 billion of agreed disposals by mid-2021.

Net cash used in financing activities
Net cash used in financing activities for the year ended 31 December 2019 was $8.8 billion, compared with $4.1 billion in 2018. This was mainly as a result of $2.3 billion in lease liability repayments which were presented as operating cash flows and capital expenditure prior to the implementation of IFRS 16, an increase of $1.5 billion in debt financing, an increase of $1.2 billion in net repurchase of shares and an increase in dividend payments of $0.3 billion offset by $0.6 billion in cash received in relation to the sale of the 49% interest in BP's retail property portfolio in Australia as described above.

Total dividends distributed to shareholders in 2019 were 41.0 cents per share, 0.5 cents higher than 2018. This amounted to a total distribution to shareholders of $8.3 billion (2018 $8.1 billion), of which shareholders elected to receive $1.4 billion (2018 $1.4 billion) in shares under the scrip dividend programme. The total distributed in cash during the year amounted to $6.9 billion (2018 $6.7 billion).

Debt
Finance debt at the end of 2019 increased by $2.6 billion from the end of 2018. The finance debt ratio at the end of 2019 increased by 0.9%. Net debt at the end of 2019 increased by $2.0 billion from the 2018 year-end position. Gearing at the end of 2019 increased by 1.1%. Net debt and gearing are non-GAAP measures. See Financial statements - Note 26 for finance debt, which is the nearest equivalent measure on an IFRS basis, and Note 27 for further information on net debt, including the amendment of comparative information for finance debt, net debt and gearing following the implementation of IFRS 16.

For information on financing the group's activities, see Financial statements - Note 29 and Liquidity and capital resources on page 301.

4.     Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F 2019, pages 50-55:

Upstream

Financial performance

	$ million
	2019	2018	2017
Sales and other operating revenuesa	54,501	56,399	45,440
RC profit before interest and tax	4,917	14,328	5,221
Net (favourable) adverse impact of non-operating items and fair value accounting effects	6,241	222	644
Underlying RC profit (loss) before interest and tax	11,158	14,550	5,865
Organic capital expenditureb	11,904	12,027	13,763

a  Includes sales to other segments.

b A reconciliation to GAAP information at the group level is provided on page 299.

Financial results
Sales and other operating revenues for 2019 decreased compared with 2018, primarily reflecting lower liquids and gas realizations partially offset by higher production and strong gas marketing and trading revenues.

Replacement cost profit before interest and tax for the segment included a net non-operating charge of $6,947 million. This primarily relates to impairments arising from disposal transactions. See Financial statements - Note 5 for further information. Fair value accounting effects had a favourable impact of $706 million relative to management's view of performance.

 The 2018 result included a net non-operating charge of $183 million, primarily related to impairment charges associated with a number of assets, following changes in reserves estimates, the decision to dispose of certain assets and the decision to relinquish a number of leases expiring in the near future, partially offset by reversals of prior year impairment charges. Fair value accounting effects had an adverse impact of $39 million relative to management's view of performance.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax was lower in 2019 compared with 2018. This primarily reflected lower liquids and gas realizations and higher depreciation, depletion and amortization partly offset by strong gas marketing and trading results and higher production.

Organic capital expenditure was $11.9 billion (2018 $12.0 billion).

In total, disposal transactions generated $2 billion in proceeds in 2019, with a corresponding reduction in net proved reserves of 134mmboe within our subsidiaries. The major disposal transaction during 2019 was the disposal of our interests in Gulf of Suez oil concessions in Egypt.

At year end, a number of balances associated with assets awaiting the completion of announced disposals were held within the Assets held for sale category in the balance sheet. These related to assets in Alaska and US Lower 48. Impairment charges totalling $6.0 billion were recognized in connection with these planned disposals. See Financial statements - Notes 2 and 4 for further information.

More information on disposals is provided in Upstream analysis by region on page 303.

5.     Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F 2019, pages 56-60:

Downstream

Financial performance

	$ million
	2019	2018	2017
Sale of crude oil through spot and term contracts	59,738	62,484	47,702
Marketing, spot and term sales of refined products	180,236	195,020	159,475
Other sales and operating revenues	10,923	13,185	12,676
Sales and other operating revenuesa	250,897	270,689	219,853
RC profit before interest and taxb
Fuels	4,791	5,261	4,679
Lubricants	1,315	1,065	1,457
Petrochemicals	396	614	1,085
	6,502	6,940	7,221
Net (favourable) adverse impact of non-operating items and fair value accounting effects
Fuels	(32)	381	193
Lubricants	(57)	227	22
Petrochemicals	6	13	(469
	(83)	621	(254
Underlying RC profit before interest and taxb
Fuels	4,759	5,642	4,872
Lubricants	1,258	1,292	1,479
Petrochemicals	402	627	616
	6,419	7,561	6,967
Organic capital expenditurec	2,997	2,781	2,399

a  Includes sales to other segments.

b Income from petrochemicals produced at our Gelsenkirchen and Mulheim sites in German is reported in the fuels business. Segment-level overhead expenses are included in the fuels business result.

c A reconciliation to GAAP information at the group level is provided on page 299.

Financial results
Sales and other operating revenues in 2019 were lower than in 2018, mainly due to lower crude and product prices.

Replacement cost (RC) profit before interest and tax for 2019 included a net non-operating charge of $77 million, which includes environmental provisions. The 2018 result included a net non-operating charge of $716 million, primarily reflecting restructuring costs. In addition, fair value accounting effects had a favourable impact of $160 million, compared with a favourable impact of $95 million in 2018.

After adjusting for non-operating items and fair value accounting effects, underlying RC profit before interest and tax in 2019 was $6,419 million.

Our fuels business
Underlying RC profit before interest and tax for our fuels business was lower compared with 2018, with strong refining operational performance, which led to a second consecutive year of record refining throughput and higher commercial optimization, despite high levels of turnaround activity. This was more than offset, however, by lower refining margins, including significantly narrower heavy crude oil discounts, which together represented one of the weakest refining environments across our portfolio in the last 10 years. In fuels marketing we saw volumes and margins grow year on year, offset by adverse foreign exchange effects. The full year result also reflects a higher contribution from supply and trading.

Our lubricants business
The lubricants business delivered an underlying RC profit before interest and tax that was similar to 2018, reflecting year-on-year unit margin improvement, offset by adverse foreign exchange rate movements.

Our petrochemicals business
In 2019 the petrochemicals business delivered an underlying RC profit before interest and tax that was lower compared with 2018, reflecting a significantly weaker margin environment across both aromatics and acetyls.

6.     Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F 2019, page 62:

Rosneft

Rosneft segment performance

BP's investment in Rosneft is managed and reported as a separate segment under IFRS. The segment result includes equity-accounted earnings, representing BP's 19.75% share of the profit or loss of Rosneft, as adjusted for the accounting required under IFRS relating to BP's purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP's interest in TNK-BP. See Financial statements - Note 17 for further information.

	$ million
	2019	2018	2017
Profit before interest and taxa b	2,306	2,288	923
Inventory holding (gains) losses	10	(67	(87)
RC profit before interest and tax	2,316	2,221	836
Net change (credit) for non-operating items	103	95	-
Underlying RC profit before interest and tax	2,419	2,316	836

a BP's share of Rosneft's earnings after finance costs, taxation and non-controlling interests is included in the BP group income statement within profit before interest and taxation.

b Includes $(11) million (2018 $(5) million, 2017 $(2) million) of foreign exchange (gain)/losses arising on the dividend received.

Financial results

Replacement cost (RC) profit before interest and tax for the segment included a non-operating charge of $103 million for 2019 and $95 million for 2018.

After adjusting for non-operating items, the increase in the underlying RC profit before interest and tax compared with 2018 primarily reflected favourable foreign exchange and certain one-off items offset by lower oil prices. See also Financial statements - Notes 17 and 32 for other foreign exchange effects.

7.     Extracted in full and unedited text from "Other businesses and corporate", BP Annual Report and Form 20-F 2019, page 63:

Other businesses and corporate

Financial performance

	$ million
	2019	2018	2017
Sales and other operating revenuesa	1,788	1,678	1,469
RC profit (loss) before interest and tax
Gulf of Mexico oil spill	(319)	(714)	(2,687)
Other	(2,452)	(2,807)	(1,758)
RC profit (loss) before interest and tax	(2,771)	(3,521)	(4,445)
Net adverse impact of non-operating items
Gulf of Mexico oil spill	319	714	2,687
Other	1,172	1,249	160
Net charge (credit) for non-operating items	1,491	1,963	2,847
Underlying RC profit (loss) before interest and tax	(1,280)	(1,558)	(1,598)
Organic capital expenditureb	337	332	339

a Includes sales to other segments.

b A reconciliation to GAAP information at the group level is provided on page 299.

The replacement cost (RC) loss before interest and tax for the year ended 31 December 2019 was $2,771 million (2018 $3,521 million). The 2019 result included a net charge for non-operating items of $1,491 million, primarily relating to the reclassification of $877 million of accumulated foreign exchange losses from reserves to the income statement, which arose as a result of the contribution of our Brazilian biofuels business to BP Bunge Bioenergia, as well as Gulf of Mexico oil spill related costs of $319 million (non-operating items in 2018 $1,963 million).

After adjusting for these non-operating items, the underlying RC loss before interest and tax for the year ended 31 December 2019 was $1,280 million (2018 $1,558 million). This result mainly reflected improved shipping performance.

Exhibit 1.3

BP P.L.C. NOTICE OF ANNUAL GENERAL MEETING

BP p.l.c. ('the Company') announces that the Notice of Meeting for the Company's 2020 Annual General Meeting ('AGM') has been published today.

The Notice of Meeting for the 2020 AGM is available at www.bp.com/notice. Copies of the Notice, the proxy card and the notification of availability have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Shareholders should be aware that arrangements for the AGM may be forced to change at short notice. The Company has now been notified that ExCeL London is unlikely to be available to host the AGM.

Currently, travel is heavily restricted and large gatherings are prohibited to protect public health. During this unprecedented crisis, we appreciate the need for the Government to take extraordinary measures to fight the spread of this pandemic.

We are now considering suitable alternative venue arrangements for the AGM and will provide shareholders with updated plans as soon as possible.

Given the current restrictions, we strongly encourage shareholders to submit voting instructions to the Company ahead of the voting deadline, as attending the AGM in person may not be possible.

Please visit www.bp.com/agm for the latest information.

Copies of the documents referred to above may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The AGM is scheduled to take place at ExCeL London (subject to change) starting at 11:00am on Wednesday, 27 May 2020. The total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly before Thursday 28 May 2020.

Exhibit 1.4

BP p.l.c.
Total voting rights and share capital

As at 31 March 2020, the issued share capital of BP p.l.c. comprised 20,258,850,956 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,156,931,394. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,263,933,456. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.13208	33,681

d)	Aggregated information - Volume - Price - Total	33,681 £3.13208 £105,491.59
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.055	77

d)	Aggregated information - Volume - Price - Total	77 £3.055 £235.24
e)	Date of the transaction	30 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.13208	3,251

d)	Aggregated information - Volume - Price - Total	3,251 £3.13208 £10,182.39
e)	Date of the transaction	27 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.055	101

d)	Aggregated information - Volume - Price - Total	101 £3.055 £308.56
e)	Date of the transaction	30 March 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	Interim head of Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to his ShareMatch UK (Overseas) holding
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.055	2

d)	Aggregated information - Volume - Price - Total	2 £3.055 £6.11
e)	Date of the transaction	30 March 2020
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 April 2020
/s/ BEN J.S. MATHEWS
------------------------
BEN J.S. MATHEWS
Company Secretary